Exhibit 99.1
TELUS International reports second quarter 2021 results, with strong business growth driving higher revenue and profitability, and raises outlook for full-year 2021

Revenue of $533 million, up 36% year-over-year, driven by continuing strong organic growth and contributions from acquisitions
Adjusted EBITDA of $131 million, up 56% year-over-year, driven by overall business growth, digital and client mix, and continued efficiency improvement; Net Income of $16 million and diluted EPS of $0.06
Adjusted diluted EPS of $0.24 was 100% higher year-over-year
Free Cash Flow of $71 million, up 109% year-over-year; Cash provided by operating activities of $96 million, up 92% year-over-year
Continued progress on debt repayment further expands available liquidity while reducing borrowing costs
Playment acquisition enhances AI image and video annotation capabilities
Management raises outlook for robust double-digit growth for full-year 2021 driven by strong Q2 results and continued business momentum

Vancouver, Canada – July 30, 2021 – TELUS International (NYSE and TSX: TIXT), a digital customer experience innovator that designs, builds, and delivers next-generation solutions for global and disruptive brands, today released its results for the second quarter ended June 30, 2021. TELUS International is a subsidiary of TELUS Corporation (TSX: T, NYSE: TU). All figures in this news release, and elsewhere in the TELUS International disclosures, are in U.S. dollars, unless specified otherwise, and relate only to TELUS International results and measures.

“TELUS International’s second quarter results once again reflect our highly-engaged global team’s ability to achieve strong growth amidst a global pandemic, and further validate the long-term, financial benefits we continue to realize from strategically cultivating our diversified digital revenue streams,” said Jeff Puritt, president and CEO of TELUS International. “This significant and sustained organic growth, in concert with our ongoing, successful acquisition activity, is key to strengthening our company’s already robust technology stack in order to remain on the leading edge of digital CX innovations and to anticipate and fulfill our clients’ future needs for incremental new economy services to keep up with the evolution of consumer behavior shifts. One exciting way we are helping our clients meet these heightened expectations for hyper-personalized and authentic brand experiences is by using our AI data annotation capabilities to help bots better understand human emotions in order to meaningfully enhance these interactions. Indeed, our team’s capacity to embrace an innovation mind-set has established the solid foundation required to surface value by optimizing our existing capabilities, exploring adjacencies and synergies among our diverse service portfolios. We are also developing new services, such as leveraging our AI data solutions and premium content moderation capabilities together to, for example, more efficiently separate fake news and content from what is real, to foster higher brand trust and loyalty in online communities.”

Jeff continued, “TELUS International remains a highly sought-after partner in the industry thanks to our team members’ mastery of our next-gen digital capabilities and expertise in driving digital CX innovation. Among the many notable accolades we received in the second quarter, our team won the AI Breakthrough Award in the Best Informational Bot Solution category for the development of our intelligent Agent Assist chatbot. More recently, our company was named a Leader on the Everest Group Customer Experience Management Services PEAK Matrix for the third consecutive year, and we are also listed among the Top 10 providers on the Everest Group BPS Top 50 list. Importantly, our company was also named one of Mogul's Top 100 Workplaces With The Best Diversity and Inclusion Initiatives for 2021, a list that celebrates the efforts of companies that have implemented practices, invested in resources and developed strategies to create more inclusive and diverse workplaces. This third-party recognition illuminates our team members’ passion, ingenuity and dedication in everything they do, and I am so very proud of their collective achievements.”

Jeff concluded, “We remain focused on the continuous enhancement of our digital capabilities, as we have recently demonstrated with the acquisition of Playment that builds on our deep domain expertise and experience in data annotation. This acquisition adds meaningful capabilities in computer vision, uniquely positioning us to support technology and large enterprise clients developing complex AI-powered solutions across a variety of verticals, adding yet another digital capability to our diverse service offering.”

Vanessa Kanu, CFO said, “In the second quarter, we delivered 36% revenue growth, with yet another strong showing in both our organic business, achieving 20% year-over-year organic growth, along with growth from acquisitions. Expanding service agreements with our existing clients, as well as winning brand new logos, all contributed to exceptional top line performance. We have continued to see higher activity across all verticals, most notably in our Tech & Games and eCommerce & FinTech verticals, driven by increased demand from the disruptive technology and digital native clients that we serve. Our strategic focus on digital solutions and seeking high-value engagements that result in an increasingly accretive client mix, coupled with our continued efforts on improving efficiency in our own operations, translated to Adjusted diluted EPS of $0.24 in the second quarter of 2021, up 100% year-over-year.”

“We generated $71 million of free cash flow in the quarter, up 109% year-over-year, driven by strong cash from operations. We also continued to strengthen our balance sheet, with $55 million in cash from operations put toward debt repayment. Following the meaningful reduction in debt in the prior quarter, the incremental repayment in the second quarter of 2021 further illustrates the benefits of our robust business model, with the proven ability to quickly de-lever while continuing to generate solid top line growth and higher profitability,” continued Vanessa. “Our momentum remains positive and, reinforced by the strong overall business performance achieved in the second quarter, we have raised our outlook and continue to expect strong double-digit growth for the full year.”

Provided below are financial and operating highlights that include certain non-GAAP measures. Reconciliations to GAAP measures under IFRS are provided at the end of this news release.
Q2 2021 vs. Q2 2020 highlights
▪Revenue of $533 million, up 36%, driven by contributions from acquisitions and by organic growth of 20%, derived from existing client expansion and new logo wins, primarily due to strong demand for our Trust & Safety and broader digital CX solutions, and benefiting from our diversified revenue streams. Total revenue growth also includes a favourable 5% foreign currency impact, predominantly driven by the EUR:USD rate.
▪Net income of $16 million and Diluted EPS of $0.06, compared with $43 million and $0.19 in the prior year, respectively. Net income margin was 3.0%. Net income and Diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted net income, which excludes the impact of these items, was 142% higher at $63 million.
▪Adjusted EBITDA of $131 million, up 56%, and Adjusted EBITDA margin of 24.6%, an improvement of 310 basis points year over year, primarily driven by the revenue growth noted above, increased digital mix and efficiencies. Adjusted diluted EPS was $0.24, 100% higher year over year.
▪Free Cash Flow of $71 million, up 109%, with $96 million in cash provided by operating activities driven by revenue growth and improved profitability.
▪Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement of 2.3x, which improved from 2.7x at the end of March, and reflects additional repayments of $55 million in the quarter from cash generated by operations.
▪Team member count was 56,171 as of June 30, 2021, an increase of 18% year-over-year, reflecting growth across several geographies.

YTD Q2 2021 vs. YTD Q2 2020 highlights
▪Revenue of $1,038 million, up 46%, from contributions from acquisitions and organic growth of 20%, primarily driven by expansion from existing clients and new client wins. Total revenue growth also includes a favourable foreign currency impact of 5%.
▪Net income of $19 million and Diluted EPS of $0.07, compared with $54 million and $0.25 in the prior year, respectively. Net income margin was 1.8%. Net income and Diluted EPS include the impact of share-based compensation, acquisition and integration charges and amortization of purchased intangible assets, among other items. Adjusted net income, which excludes the impact of these items, was 198% higher at $122 million.
▪Adjusted EBITDA of $260 million, up 71% year over year, and Adjusted EBITDA margin of 25.0%, up 370 basis points year over year. Adjusted diluted EPS was $0.46, 142% higher year over year.
▪Free Cash Flow of $89 million, up 62%, with $132 million in cash provided by operating activities generated on strong growth in revenue and profitability.

For a discussion of our second quarter 2021 results of operations, see management’s discussion and analysis of results of operations and financial condition, and financial statements and notes, on SEDAR and on Form 6-K on EDGAR with the SEC. Please visit telusinternational.com/investors for additional information.
Outlook
Management has increased the full-year outlook for 2021 due to strong second quarter business results and continued momentum.

	Full-Year 2021 Outlook		Full-Year 2020 Reported
	Previous	New
Revenue (millions)	$2,150 to 2,190	$2,170 to 2,210 é	$1,582
Adjusted EBITDA (millions)	$523 to 533	$530 to 540 é	$391
Adjusted diluted EPS	$0.90 to 0.95	$0.92 to 0.97 é	$0.71

Q2 2021 investor call
TELUS International will host a conference call today, July 30, 2021 at 10:30 a.m. (ET) / 7:30 a.m. (PT), where management will review the Q2 2021 results, followed by a question and answer session with pre-qualified analysts. A webcast of the conference call will be streamed live on the TELUS International Investor Relations website at: https://www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.
Non-GAAP
This news release includes non-GAAP financial information, with reconciliation to GAAP measures presented later in this release. We report certain non-GAAP measures used in the management analysis of our performance, but these generally do not have a standardized meaning and may not be comparable with similar measures presented by other issuers. For more information on the use of the non-GAAP measures, please see our second quarter 2021 management’s discussion and analysis of results of operations and financial condition, and financial statements and notes, on SEDAR and on Form 6-K on EDGAR with the SEC.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements concerning our financial outlook for the full year 2021 results, our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business, results of operations and financial condition. We caution the reader that information provided in this news release regarding our financial outlook for full year 2021 results is provided in order to give context to the nature of some of the company’s future plans and may not be appropriate for other purposes. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "aim", "anticipate", "assume", "believe", "contemplate", "continue", "could", "due", "estimate", "expect", "goal", "intend", "may", "objective", "plan", "predict", "potential", "positioned", "seek", "should", "target", "will", "would" and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management's beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control.

Specifically, we made several assumptions underlying our financial outlook for the full year 2021 results, including key assumptions in relation to: our ability to execute our growth strategy, including by retaining and expanding services offered to existing clients and attracting new clients; our ability to maintain our corporate culture and competitiveness of our service offerings; our ability to attract and retain talent; our ability to integrate, and realize the benefits of our acquisitions; the relative growth rate and size of our target industry verticals; our projected operating and capital expenditure requirements; and the impact of the COVID-19 pandemic on our business, financial condition, financial performance and liquidity.

Risk factors that may cause actual results to differ materially from current expectations include, among other things:
▪We face intense competition from companies that offer services similar to ours.
▪Our ability to grow and maintain our profitability could be materially affected if changes in technology and client expectations outpace our service offerings and the development of our internal tools and processes.
▪If we cannot maintain our culture as we grow, our services, financial performance and business may be harmed.
▪Our business and financial results could be adversely affected by economic and geopolitical conditions and the effects of these conditions on our clients’ businesses and demand for our services.
▪Three clients account for a significant portion of our revenue and loss of or reduction in business from, or consolidation of, these or any other major clients could have a material adverse effect.
▪Our growth prospects are dependent upon attracting and retaining enough qualified team members to support our operations, as competition for highly skilled personnel is intense.
▪Our business and financial results have been, and in the future may be, adversely impacted by the COVID-19 pandemic.
▪Our business would be adversely affected if individuals providing data annotation services through the crowdsourcing solutions we provide were classified as employees and not as independent contractors.
▪We may be unable to successfully identify, complete, integrate and realize the benefits of acquisitions or manage the associated risks.
▪Cyber-attacks or unauthorized disclosure resulting in access to sensitive or confidential information and data of our clients or their end customers could have a negative impact on our reputation and client confidence.
▪Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.
▪Our ability to meet the expectations of clients of our content moderation services may be adversely impacted due to factors beyond our control and our content moderation team members may suffer adverse emotional or cognitive effects in the course of performing their work.

▪The dual-class structure that is contained in our articles has the effect of concentrating voting control and the ability to influence corporate matters with TELUS Corporation.
▪TELUS Corporation will, for the foreseeable future, control the direction of our business.

These risk factors are also listed and fully described in our "Risk Factors" section of the Annual Report for the year ended December 31, 2020, available on SEDAR and on Form 20-F on EDGAR with the SEC.

TELUS International (Cda) Inc.

Condensed Interim Consolidated Statements of Income (Loss)
(unaudited)

	Three months		Six months
Periods ended June 30 (US$, in millions except earnings per share)	2021	2020	2021	2020
REVENUE	$533	$391	$1,038	$713

OPERATING EXPENSES
Salaries and benefits	299	233	581	439
Goods and services purchased	103	74	197	122
Share-based compensation	19	10	45	12
Acquisition, integration and other	7	7	12	26
Depreciation	29	26	56	47
Amortization of intangible assets	36	24	72	37
	493	374	963	683

OPERATING INCOME	40	17	75	30

OTHER (INCOME) EXPENSES
Changes in business combination-related provisions	—	(51)	—	(74)
Interest expense	12	12	26	25
Foreign exchange (gain) loss	(1)	3	2	3
INCOME BEFORE INCOME TAXES	29	53	47	76
Income tax expense	13	10	28	22
NET INCOME	16	43	19	54

EARNINGS PER SHARE
Basic	$0.06	$0.19	$0.07	$0.25
Diluted	$0.06	$0.19	$0.07	$0.25

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	266	226	261	218
Diluted	268	228	264	219

TELUS International (Cda) Inc.

Condensed Interim Consolidated Statements of Financial Position

As at (US$ millions)	June 30, 2021 (unaudited)	December 31, 2020 (audited)
ASSETS
Current assets
Cash and cash equivalents	$119	$153
Accounts receivable	374	303
Due from affiliated companies	48	49
Income and other taxes receivable	13	18
Prepaid expenses	39	23
Current derivative assets	1	2
	594	548
Non-current assets
Property, plant and equipment, net	374	362
Intangible assets, net	1,206	1,294
Goodwill	1,464	1,487
Deferred income taxes	21	7
Other long-term assets	29	34
	3,094	3,184
Total assets	3,688	$3,732

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$356	$254
Due to affiliated companies	52	31
Income and other taxes payable	77	101
Advance billings and customer deposits	3	8
Current portion of provisions	4	17
Current maturities of long-term debt	95	92
Current portion of derivative liabilities	4	1
	591	504
Non-current liabilities
Provisions	17	20
Long-term debt	1,081	1,674
Derivative liabilities	36	57
Deferred income taxes	342	353
Other long-term liabilities	4	13
	1,480	2,117
Total liabilities	2,071	2,621

Owners’ equity	1,617	1,111
Total liabilities and owners’ equity	$3,688	$3,732

TELUS International (Cda) Inc.

Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

	Three months		Six months
Periods ended June 30 (US$ millions)	2021	2020	2021	2020
OPERATING ACTIVITIES
Net income	$16	$43	$19	$54
Adjustments:
Depreciation and amortization	65	50	128	84
Interest expense	12	12	26	25
Income tax expense	13	10	28	22
Share-based compensation	19	10	45	12
Changes in business combination-related provisions	—	(51)	—	(74)
Change in market value of derivatives and other adjustments	(34)	6	(5)	6
Net change in non-cash operating working capital	35	(13)	(18)	11
Share-based compensation payments	—	—	(17)	—
Interest paid	(7)	(8)	(16)	(16)
Income taxes paid, net	(23)	(9)	(58)	(40)
Cash provided by operating activities	96	50	132	84
INVESTING ACTIVITIES
Cash payments for capital assets	(24)	(17)	(38)	(18)
Cash payments for acquisitions, net	—	—	—	(805)
Payment to acquire non-controlling interest in subsidiary	—	(50)	—	(50)
Cash used in investing activities	(24)	(67)	(38)	(873)
FINANCING ACTIVITIES
Shares issued	—	75	525	359
Share issuance costs	—	—	(32)	—
Repayment of long-term debt	(72)	(70)	(619)	(659)
Long-term debt issued	—	—	—	1,145
Cash (used in) provided by financing activities	(72)	5	(126)	845
Effect of exchange rate changes on cash and cash equivalents	2	(1)	(2)	(1)
CASH POSITION
Increase (decrease) increase in cash and cash equivalents	2	(13)	(34)	55
Cash and cash equivalents, beginning of period	117	148	153	80
Cash and cash equivalents, end of period	$119	$135	$119	$135

Non-GAAP reconciliations

(unaudited)	Three Months Ended June 30,		Six Months Ended June 30,
(US$, in millions except per share amounts)	2021	2020	2021	2020
Net income	$16	$43	$19	$54
Add back (deduct):
Changes in business combination-related provisions	—	(51)	—	(74)
Acquisition, integration and other	7	7	12	26
Share-based compensation	19	10	45	12
Foreign exchange (gain) loss	(1)	3	2	3
Amortization of purchased intangible assets	34	21	67	33
Tax effect of the adjustments above	(12)	(7)	(23)	(13)
TI Adjusted Net Income	$63	$26	$122	$41
TI Adjusted Basic Earnings Per Share	$0.24	$0.12	$0.47	$0.19
TI Adjusted Diluted Earnings Per Share	$0.24	$0.12	$0.46	$0.19

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ millions) (unaudited)	2021	2020	2021	2020
Net income	$16	$43	$19	$54
Add back (deduct):
Changes in business combination-related provisions	—	(51)	—	(74)
Acquisition, integration and other	7	7	12	26
Share-based compensation	19	10	45	12
Foreign exchange (gain) loss	(1)	3	2	3
Depreciation and amortization	65	50	128	84
Interest expense	12	12	26	25
Income taxes	13	10	28	22
TI Adjusted EBITDA	$131	$84	$260	$152

	Three Months Ended June 30,		Six Months Ended June 30,
(US$ millions) (unaudited)	2021	2020	2021	2020
Cash provided by operating activities	$96	$50	$132	$84
Less: capital expenditures	(25)	(16)	(43)	(29)
TI Free Cash Flow	$71	$34	$89	$55

As at (US$, in millions except for ratio) (unaudited)	June 30, 2021	December 31, 2020

Outstanding credit facility	$983	$1,568
Contingent facility utilization	7	7
Net derivative	39	56
Cash balance[1]	(100)	(100)
Net Debt as per credit agreement	$929	$1,531
TI Adjusted EBITDA (trailing 12 months)	$499	$391
Adjustments required as per credit agreement	$(97)	$(20)
Net Debt to Adjusted EBITDA Leverage Ratio as per credit agreement	2.3	4.1
1Maximum cash balance of $100 million is used in accordance with the credit agreement, cash balance as of June 30, 2021 and December 31, 2020 was $119 million and $153 million, respectively.

About TELUS International
TELUS International (NYSE & TSX: TIXT) designs, builds and delivers next-generation digital solutions to enhance the customer experience (CX) for global and disruptive brands. The company’s services support the full lifecycle of its clients’ digital transformation journeys, enabling them to more quickly embrace next-generation digital technologies to deliver better business outcomes. TELUS International’s integrated solutions span digital strategy, innovation, consulting and design, IT lifecycle including managed solutions, intelligent automation and end-to-end AI data solutions including computer vision capabilities, as well as omnichannel CX and trust and safety solutions including content moderation. Fueling all stages of company growth, TELUS International partners with brands across high growth industry verticals, including tech and games, communications and media, eCommerce and fintech, healthcare, and travel and hospitality.

TELUS International’s unique caring culture promotes diversity and inclusivity through its policies, team member resource groups and workshops, and equal employment opportunity hiring practices across the regions where it operates. The company is building stronger communities and helping those in need through large-scale volunteer events that have positively impacted the lives of more than 150,000 citizens around the world and through its five TELUS International Community Boards that have provided $4 million in funding to grassroots charitable organizations since 2015. Learn more at: telusinternational.com.

TELUS International Investor Relations
Jason Mayr
(604) 695-3455
ir@telusinternational.com
TELUS International Media Relations
Ali Wilson
(604) 328-7093
Ali.Wilson@telusinternational.com